SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                (Amendment No. )1

                               AtheroGenics, Inc.
       -----------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
       -----------------------------------------------------------------
                         (Title of Class of Securities)

                                   047439 10 4
       -----------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2001
       -----------------------------------------------------------------
              Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:

         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [X] Rule 13d-1(d)







----------------------------
         1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 047439 10 4                                          Page 2 of 6 Pages

------------------------------------------------------------------------
1)   Name of Reporting Person                     Domain Partners
     I.R.S. Identification                          III, L.P.
     No. of Above Person
     (Entities Only)
------------------------------------------------------------------------
2)   Check the Appropriate Box                      (a) [ X ]
     if a Member of a Group                         (b) [   ]
------------------------------------------------------------------------
3)   SEC Use Only
------------------------------------------------------------------------
4)   Citizenship or Place                           Delaware
     of Organization
------------------------------------------------------------------------
Number of                     5)   Sole Voting      118,136 shares
Shares Beneficially                Power            of Common Stock
Owned by Each                                       (including shares
Reporting Person                                    issuable upon
With                                                exercise of
                                                    warrants)
                              --------------------------------------------------
                              6)   Shared Voting
                                   Power                    -0-
                              --------------------------------------------------
                              7)   Sole Disposi-    118,136 shares
                                   tive Power       of Common Stock
                                                    (including shares
                                                    issuable upon
                                                    exercise of
                                                    warrants)
                              --------------------------------------------------
                              8)   Shared Dis-
                                   positive Power           -0-
                              --------------------------------------------------

9)   Aggregate Amount Beneficially            118,136 shares
     Owned by Each Reporting person           of Common Stock (including
                                              shares issuable upon
                                              exercise of warrants)
------------------------------------------------------------------------
10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
------------------------------------------------------------------------
11)  Percent of Class
     Represented by                                 0.4%
     Amount in Row (9)
------------------------------------------------------------------------
12)  Type of Reporting
     Person                                         PN

CUSIP No. 047439 10 4                                          Page 3 of 6 Pages

------------------------------------------------------------------------
1)   Name of Reporting Person                 DP III Associates, L.P.
     I.R.S. Identification
     No. of Above Person
     (Entities Only)
------------------------------------------------------------------------
2)   Check the Appropriate Box                      (a) [ X ]
     if a Member of a Group                         (b) [   ]
------------------------------------------------------------------------
3)   SEC Use Only
------------------------------------------------------------------------
4)   Citizenship or Place                           Delaware
     of Organization
------------------------------------------------------------------------
Number of                     5)   Sole Voting      4,088 shares
Shares Beneficially                Power            of Common Stock
Owned by Each                                       (including shares
Reporting Person                                    issuable upon
With                                                exercise of
                                                    warrants)
                              --------------------------------------------------
                              6)   Shared Voting
                                   Power                 -0-
                              --------------------------------------------------
                              7)   Sole Disposi-    4,088 shares
                                   tive Power       of Common Stock
                                                    (including shares
                                                    issuable upon
                                                    exercise of
                                                    warrants)
                              --------------------------------------------------
                              8)   Shared Dis-
                                   positive Power        -0-
                              --------------------------------------------------

9)   Aggregate Amount Beneficially            4,088 shares
     Owned by Each Reporting person           of Common Stock (including
                                              shares issuable upon
                                              exercise of warrants)
------------------------------------------------------------------------
10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
------------------------------------------------------------------------
11)  Percent of Class
     Represented by                           less than 0.1%
     Amount in Row (9)
------------------------------------------------------------------------
12)  Type of Reporting
     Person                                              PN

CUSIP No. 047439 10 4                                          Page 4 of 6 Pages




                Amendment No. 1 to Schedule 13G (Final Amendment)
                -------------------------------------------------

          Reference is hereby made to the statement on Schedule 13G originally filed with the Securities and Exchange Commission on February 13, 2001 (the "Schedule 13G"). Terms used in the Schedule 13G are used herein as so defined.

          The following Items of the Schedule 13G are hereby amended and restated as follows:

Item 4 -         Ownership.

                 (a)   Amount Beneficially Owned:

                 Domain III: 118,136 shares of Common Stock (including shares issuable upon exercise of warrants)
                 DP III A: 4,088 shares of Common Stock (including shares issuable upon exercise of warrants)

                 (b)   Percent of Class:

                 Domain III: 0.4%
                 DP III A: less than 0.1%

                 (c)   Number of shares as to which such person has:

                 (i)   sole power to vote or to direct the vote:

                 Domain III: 118,136 shares of Common Stock (including shares issuable upon exercise of warrants)
                 DP III A: 4,088 shares of Common Stock (including shares issuable upon exercise of warrants)


                 (ii)  shared power to vote or to direct the vote:  -0-

                 (iii) sole power to dispose or to direct the disposition of:

                 Domain III: 118,136 shares of Common Stock (including shares issuable upon exercise of warrants)
                 DP III A: 4,088 shares of Common Stock (including shares issuable upon exercise of warrants)

                 (iv) shared power to dispose or to direct the disposition of: -0-

CUSIP No. 047439 10 4                                          Page 5 of 6 Pages

Item 5 -         Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Stock, check the following [X].

CUSIP No. 047439 10 4                                          Page 6 of 6 Pages
Signature:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        DOMAIN PARTNERS III, L.P.
                                        By:  One Palmer Square Associates III,
                                        L.P., General Partner

                                        By /s/ Kathleen K. Schoemaker
                                          --------------------------------
                                                  General Partner


                                        DP III ASSOCIATES, L.P.
                                        By:  One Palmer Square Associates III,
                                        L.P., General Partner

                                        By /s/ Kathleen K. Schoemaker
                                          --------------------------------
                                                  General Partner



Date: January 29, 2002